FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of January, 2013

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒                 Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐                 No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                      ]

In the context of the voluntary tender offer (the “Tender Offer”) of National Bank of Greece S.A. (“NBG” or the “Bank”), which is addressed to all holders of common, registered, bearing voting rights shares issued by Eurobank Ergasias S.A. (“Eurobank”) in order to acquire all common, registered, bearing voting rights shares of Eurobank and the public offer of the new shares (the “Public Offer”), NBG has notified to the Hellenic Capital Market Commission (the “HCMC”) and has issued an offering circular in accordance with article 4 par. 1(b) and 2(c) of Greek law 3401/2005 (the “Offering Circular”), which is available to investors since January 11, 2013, NBG wishes to furnish the information below for the benefit of its investors. This information has been extracted from the Offering Circular and relates to pro-forma financial information and certain risk factors relating to such pro-forma financial information, the Tender Offer, the planned merger of NBG and Eurobank, and updates on the relationship of NBG with the Hellenic Republic, the Hellenic Financial Stability Fund (the “HFSF”) and the EU (via a monitoring trustee).

The pro-forma consolidated financial information was prepared in accordance with the provisions of Regulation 809/2004 of the European Commission, for inclusion in the Offering Circular pursuant to Art. 4 of Greek Law 3401/2005, in the context of the Tender Offer for the acquisition of the entirety of Eurobank’s common shares by NBG, and was not prepared in order to comply with Article 11 of Regulation S-X of the SEC.

FORWARD-LOOKING STATEMENTS

This filing on Form 6-K includes forward-looking statements made under “Risk Factors” and “Pro-forma consolidated financial information”. Such statements can be generally identified by the use of terms such as “believes”, “expects”, “may”, “will”, “should”, “would”, “could”, “plans”, “anticipates” and comparable terms and the negatives of such terms. By their nature, forward- looking statements rely on a number of assumptions concerning future events and are subject to a number of risks and uncertainties, and other factors, many of which are outside our control, that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. While management has based any forward-looking statements contained herein on its current expectations and projections about future events, the information on which such expectations and projections were based may change.

For the purposes of preparing the pro-forma financial information included in this filing on Form 6-K NBG has applied the “acquisition method” of IFRS 3 with respect to the acquisition of Eurobank. However, the accounting method that we will finally apply for this acquisition may be different from the one assumed and we may apply the “merger method” for accounting for this acquistion, and consequently, the accounting treatment of the acquisition may also change.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this filing on Form 6-K might not occur. Any statements regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Investors are cautioned not to place undue reliance on such forward-looking statements, which are based on facts known to us only as at the date of this filing on Form 6-K.

The Bank states that this filing on Form 6-K does not include profit forecasts or profit estimates, or published profit forecasts of a press release or any other public document of the Bank, for the current or future periods, which rely on facts and assumptions that are valid at the date of this document.

RISK FACTORS [extracts]

Risks Relating to the Hellenic Republic Economic Crisis

[…]

There are risks associated with the Bank’s need for additional capital and liquidity, most notably from increased asset impairment, as well as a significant deterioration in asset quality compared to previous estimates.

The Bank and the Group are required by regulators in the Hellenic Republic and other countries in which it undertakes regulated activities to maintain adequate capital. Where it undertakes regulated activities elsewhere in the European Economic Area (the “EEA”), it will remain subject to the minimum capital requirements prescribed by the regulatory authority in the Hellenic Republic, except in jurisdictions where it has regulated subsidiaries, which will be subject to the capital requirements prescribed by local regulatory authorities. In jurisdictions where it has branches, including within the EEA, the Bank is also subject to regulatory capital and liquidity requirements. The Bank, its regulated subsidiaries and its branches may be subject to the risk of having insufficient capital resources to meet the minimum regulatory capital and/or liquidity requirements. In addition, those minimum regulatory capital requirements are likely to increase in the future, or the methods of calculating capital resources may change. Likewise, liquidity requirements may come under heightened scrutiny, and may place additional stress on the Group’s liquidity demands in the jurisdictions in which it operates.

The Group participated in the PSI and as a result, the Group recognized impairment on its Greek government bond portfolio and loans of €11.8 billion and €0.5 billion in 2011 and the nine month period ended September 30, 2012, respectively. Furthermore, as a result of economic conditions in the Hellenic Republic, the Bank also impaired its non-PSI exposure to the Hellenic Republic, by an amount of €673.8 million and €590.4 million in 2011 and the nine month period ended September 30, 2012, respectively. These impairments had an adverse effect on the Group’s capital position, resulting in losses of €12.3 billion and €2.5 billion in 2011 and the nine month period ended September 30, 2012, respectively. As a result, the Group’s capital adequacy ratio fell below the minimum threshold of 8% (negative 6.2% at September 30, 2012) and as a result the Bank requested access to the HFSF. Initially the Bank received, on May 28, 2012, from the HFSF five series of EFSF bonds, maturing from 2018 to 2022, with nominal amount of €1,486.0 million each, totaling €7,430.0 million, and on December 21, 2012, received an additional €2,326.0 million maturing from 2022 to 2024 as an advance for the participation in the Bank’s future share capital increase pursuant to the presubscription agreement of May 28, 2012 as amended and restated on December 21, 2012 between the Bank, the HFSF and the EFSF (the “Presubscription Agreement”), which raised its total capital ratio as at September 30, 2012 to 8.6% on a pro-forma basis.

On May 28, 2012, Eurobank received €3,970.0 million from the HFSF and on December 21, 2012 received an additional €1,341.0 million as a capital advance for Eurobank’s future share capital increase pursuant to the Presubscription Agreement of May 28, 2012 as amended on December 21, 2012. It is noted that Eurobank’s total capital requirements, based on the published condensed consolidated financial statements for the nine month period ended September 30, 2012, amount to 5,839.0 million.

The Combined Entity, may have to apply for additional capital support from the HFSF, in addition to that received in 2012. This application depends on the amendments of the estimates regarding the recapitalization needs.

Furthermore, on November 12, 2012, Greek Law 4093/2012 provided that the fixed return of 10% of the preference shares issued in favor of the Greek State in accordance with Greek Law 3723/2008, is payable in any case, except when the payment of the fixed return will lower the Core Tier I ratio of the Bank below the minimum required. This provision is in force notwithstanding the provisions of Company Law 2190/1920, except for article 44a. Although this amendment may change the classification of the preference shares as equity, we consider that will not affect their regulatory recognition as part of regulatory capital.

One of the features of the recapitalization plan was that all Greek banks were required to achieve a Core Tier I capital ratio of 9% by September 2012 and 10% by June 2013. In this context, Act No. 2654/29.02.2012 of the Governor of the Bank of Greece was issued. However, this requirement was subsequently abolished by Act No. 2664/18.09.2012 of the Governor of the Bank of Greece, resulting in the postponement of the implementation dates for the new capital requirements. If the initial requirements are reinstated, recapitalization needs of the Combined Entity may increase.

The main risks to the Bank’s recapitalization needs are: (a) the unfavorable conditions in the capital markets, which may result in lower-than-envisaged proceeds from the capital plan; (b) the poor economic environment in Greece, which may result in (i) a sharper deterioration in asset quality than the one projected by the independent loan diagnostic study performed on the domestic loan portfolio of the Group by BlackRock Financial Management Inc. (“BlackRock”) (the “BlackRock loan diagnostic”), in accordance with the commitment undertaken by the Bank of Greece under the Program in the context of ensuring that the Greek banks are adequately capitalized and (ii) weaker pre-provision profits in the domestic market; and (c) a weaker international environment, which may lead to lower-than-projected profits from our international subsidiaries. Even if the Bank initially meets the minimum capital ratio requirements established by the Bank of Greece, there are no assurances that the above risks will not result in further recapitalization needs until the completion of the recapitalization plan, therefore, requiring additional capital requests from the HFSF, which may in turn cause dilution of existing shareholders.

[…]

Risks Relating to Our Business

The HFSF, the Hellenic Republic and state-related entities have the ability to exercise and currently exercise an important influence on the Bank in certain areas. Furthermore, the HFSF’s oversight and ability to influence certain management decisions as a result of the Bank having participated in the Program may increase as a result of a future recapitalization.

The Hellenic Republic directly owns all 270 million non transferable redeemable preference shares issued by NBG under the capital facility of the Hellenic Republic Bank Support Plan (Greek Law 3723/2008) (see “Regulation and Supervision of Banks in Greece—The Hellenic Republic’s Bank Support Plan”). The direct stake of the Hellenic Republic in NBG as described above, provides the Hellenic Republic, amongst other things, with voting rights at the general meeting of preferred shareholders, the appointment of a representative on the Board of Directors of NBG, who has the ability to veto decisions relating to strategic issues or decisions that could have a material impact on the legal or financial status of the Bank and for which the approval of the General Meeting is required, or decisions referring to the distribution of dividends and the remuneration of NBG’s Chairman, Chief Executive Officer, the remaining members of the Board of Directors, the General Managers and their deputies under the relevant decision of the Ministry of Finance, or, in case of decisions that the representative considers detrimental to the interests of the depositors or that may materially affect the Bank’s solvency and operation. The same representative has the ability to veto decisions at the General Meeting of the shareholders in relation to the remuneration of NBG’s Chairman, Chief Executive Officer, the remaining members of the Board of Directors, the General Managers and their deputies and to the distribution of dividends. Furthermore, the representative of the Hellenic Republic has free access to the Bank’s books and records, restructuring reports, plans for medium-term financing needs, as well as data relating to the level of funding of the economy.

Furthermore, the original Program in May 2010, introduced restructuring measures like the establishment of the HFSF whose only shareholder is the Hellenic Republic and whose role is to maintain the stability of the Greek banking system by providing capital support in the form of ordinary shares or contingent convertible securities or other convertible securities, if a significant decline in capital buffers of the banks occurs. Under the Program, as currently in force, the role of the HFSF was enhanced, providing it with greater oversight capacities over the banks in which, it is committed to participate in their share capital increases (see “The macroeconomic environment in Greece: the Hellenic Republic’s economic crisis - The Hellenic Republic’s economic crisis, the successful sovereign debt restructuring (PSI), the second economic adjustment program for Greece and recent macroeconomic developments - Recapitalization Framework”).

In the context of the recapitalization of the Greek banks and specifically pursuant to the provisions of Greek Law 3864/2010, as currently in force, and Cabinet Acts 15/2012 and 38/2012, and following the contribution on May 28, 2012 to the Bank by the HFSF of EFSF bonds with total nominal amount of €7,430.0 million, as an advance for the participation in the Bank’s future share capital increase, the HFSF appointed on June 11, 2012, pursuant to the Presubscription Agreement dated May 28, 2012 and executed by the Bank, the HFSF and the EFSF, as amended and restated on December 21, 2012, a representative to the Bank’s Board of Directors, pursuant to Greek Law 3864/2010, art 6. par. 9 of Greek Law 3864/2010. On December 21, 2012, the Bank received additional EFSF bonds with total nominal amount of €2,326.0 million from the HFSF as an additional advance for the participation of the HFSF in the Bank’s future share capital increase pursuant to the Presubscription Agreement of May 28, 2012 (as amended and coded on December 21, 2012). Pursuant to the above legal framework and the Presubscription Agreement of May 28, 2012 (as amended and coded on December 21, 2012), the HFSF’s appointed representative has the following powers:

(a)         to call the General Meeting of shareholders of the Bank;

(b)         to veto any decision of the Bank’s Board of Directors:

i.                  regarding the distribution of dividends and the remuneration policy concerning the chairman, the managing director and the other members of the Board of Directors, as well as the general managers and their deputies; or

ii.               where the decision in question could seriously compromise the interests of depositors, or impair the Bank’s liquidity or solvency or its overall sound and smooth operation (including business strategy, and asset/liability management);

(c)          to request an adjournment of any meeting of the Bank’s Board of Directors for three business days in order to get instructions from the HFSF’s Executive Committee, following consultation with the Bank of Greece;

(d)         to request the convocation of the Board of Directors of the Bank;

(e)          to approve the appointment of the chief financial officer of the Bank;

(f)           to participate in the meetings of the Audit Committee, the Risk Management Committee, the Human Resources and Remuneration Committee and the Corporate Governance and Nomination Committee of the Bank as well as the committee the Bank is obliged to establish with a responsibility of supervising the implementation of the recapitalization plan which will be approved by the HFSF and the EU;

(g)          to include items in the agenda of the meetings of the Board of Directors of the Bank and of the committees in which the HFSF’s representative participates; and

(h)         to be informed monthly by the Executive Committee of the Bank about all transactions that have a material impact and have not been discussed by the Bank’s Board of Directors and the committees in which the HFSF’s representative participates and to receive the agenda and the minutes of the Executive Committee and the Strategy Committee regarding decisions on transactions having a material impact.

Furthermore, by virtue of the above Presubscription Agreement, the Bank’s statutory auditors have to be agreed to by the HFSF.

Based on the above, as a result of the Bank’s participation in the recapitalization plan, the HFSF will be able to exercise significant influence over the operations of the Group. Furthermore, in accordance with EU state aid rules and the European Commission practices, the Bank will have to develop a detailed restructuring plan or amend any such plan already submitted to the European Commission and the HFSF. In the context of the above, the HFSF has to approve the acquisition, by the Bank, through the Public Offering, of the common shares of Eurobank. In addition, failure of the Bank to meet the terms specified in the restructuring plan as submitted to the EU and the HFSF, will possibly, depending on its importance, result in initiating a procedure of assessment of the recapitalization by the Hellenic Republic as an illegal state aid to the Bank, and thereafter result in the HFSF exercising in full the voting rights of the shares it will acquire.

The terms under which the HFSF will contribute capital are described below in section “Regulation and supervision of banks in Greece-The Hellenic Financial Stability Fund-Provision of Capital Support by HFSF”. According to these terms, if the Bank does not succeed in raising at least 10%, of its capital needs from the private sector as further specified by the relevant ministerial decision, the HFSF-sourced capital will be in the form of common equity with full voting rights, resulting in the heavy dilution of existing shareholders. If the Bank succeeds in raising the requisite private sector funds, the shares the HFSF will acquire for the respective capital it will contribute will be common equity with restricted voting rights, which will allow the HFSF to exercise its voting rights in the general meeting of shareholders of the Bank only for resolutions regarding modifications of its Articles of Association, including: an increase or reduction of the share capital of the Bank or provision of relevant authorization to the Board of Directors of the Bank; merger, division, conversion, revival, extension of duration or dissolution of the Bank; material asset transfers, including sale of subsidiaries; or any other matters that require an increased majority, as explicitly provided in Greek Law 2190/1920 regulating Greek sociétés anonymes. HFSF’s common equity with restricted voting rights will only be taken into account for the calculation of quorum and majority percentages only for the aforementioned resolutions. If, however, a material breach of the terms of the restructuring plan submitted to the HFSF, as determined by an unanimous decision of the members of the General Council and its Executive Council, the HFSF is entitled to exercise in full the voting rights of the shares it will acquire without the above-described limitations.

The participation of the private sector in the Bank’s share capital increase cannot be forecasted and as such, it could be less than the 10% threshold, resulting in the Bank’s recapitalization by the HFSF through the issue of ordinary shares with full voting rights and, effectively, the control of the Bank by the HFSF as the major shareholder.

In addition, in terms of the Program, the Hellenic Republic undertook a series of commitments towards the EC regarding Greek banks under restructuring, including the appointment of a Monitoring Trustee, who will act on behalf of the EC and will aim to ensure the compliance of the Bank with the aforementioned commitments. The Monitoring Trustee will be responsible for the compliance of the Bank with Greek Law 2190/1920 on the sociétés anonymes, the corporate governance provisions and in general the banking regulatory framework, and will monitor the organizational structure of the Bank in order to ensure that the internal audit and risk management departments of the Bank are fully independent from commercial networks. In order to fulfill the above role, the Monitoring Trustee will attend the meetings of the audit committee and risk management committee of the Bank as an observer, review the annual audit plan and may require additional investigations, receive all reports emanating from internal control bodies of the Bank and be entitled to interview any auditor. Furthermore, the Monitoring Trustee will monitor the commercial practices of the Bank, with a focus on credit policy and deposit policy. Accordingly, the Monitoring Trustee will attend the meetings of the credit committees of the Bank as an observer, and monitor the development of the loan portofolio, the maximum amount that can be granted to borrowers, the transactions with related parties and other relevant matters. The Monitoring Trustee will also have access to all the relevant credit files and the right to interview credit analysts and risk officers. Furthermore, he will monitor the management policy of legal cases of the Bank. As a result, our management’s discretion will be subject to further oversight and certain decisions may be constrained by powers accorded to the Monitoring Trustee.

In addition to the above, the Hellenic Republic may exercise, up to a degree, influence on us, through certain state-related entities (primarily pension funds, most of whose boards of directors are appointed by the Hellenic Republic). As at November 30, 2012, various domestic pension funds owned in total approximately 16.4% of our common share capital, and other domestic public sector related legal entities and the Church of Greece owned in total approximately 7.4% of our common share capital. As at November 30, 2012 the Hellenic Republic held directly, through the Hellenic Republic Asset Development Fund, 1.23% of the Bank’s ordinary shares.

These state-related entities, despite holding in total a non-controlling level of our total shares, on a general shareholders meeting with no full voting participation by all of our common shareholders, may end up having a voting majority required for a decision, provided that they agree on how they will exercise their voting rights and/or the context of their vote.

There is a risk that the Hellenic Republic may exercise the rights it has, in particular through the HFSF, to exert influence over the Bank and may disagree with certain decisions of the Bank and the Group relating to dividend distributions, benefits policies and other commercial and management decisions which will ultimately limit the operational flexibility of the Group.

If economic conditions do not improve or continue to deteriorate, or if the financial position of the Group deteriorates, further government or inter-governmental intervention may take place in addition to the forthcoming recapitalization through the HFSF. Any further government or inter-governmental intervention, including through the HFSF, may have a material adverse effect on the interests of other holders of our securities, results of operations and financial condition.

Furthermore, the Hellenic Republic also has interests in other Greek financial institutions and an interest in the health of the Greek banking industry and other industries generally, and those interests may not always be aligned with the commercial interests of the Group or its shareholders. An action supported by the Hellenic Republic may not be in the best interests of the Group or its shareholders generally.

[…]

Risks Relating to the Tender Offer

There is no assurance that the completion of the Tender Offer will confer control of Eurobank to NBG.

NBG has obtained a commitment from the ten largest shareholders of Eurobank to tender their shares in a voluntary Tender Offer by NBG targeted at Eurobank’s shareholders at an exchange ratio of 58 NBG shares for 100 Eurobank ordinary shares. These shareholders currently hold in aggregate approximately 43.6% of Eurobank’s common shares. If all or some of such shareholders do not proceed with their commitments to tender their shares, or the Eurobank’s board of directors does not issue an opinion in favor of the Tender Offer, or finally a third party during the Acceptance Period or at an earlier stage purchases Eurobank shares from the open market and does not subsequently tender them, or any other third party launches a competitive tender offer, there is a risk that the Tender Offer may not materialize and mainly that it does not confer control of Eurobank to the Bank.

Failure to obtain the required regulatory approvals may prevent the successful completion of the Tender Offer, and compliance with conditions and obligations imposed in connection with regulatory approvals could adversely affect the operations of the Combined Entity.

The completion of the Tender Offer will require various approvals or consents from, among others, the HFSF, the Bank of Greece, competition authorities, the DG comp for state aid issues, and various other antitrust authorities outside the EU, other bank, securities, insurance and other regulatory authorities in those jurisdictions where we and Eurobank currently operate. The authorities from which these approvals are required, including the Bank of Greece, the Directorate of Competition of the European Commission and others, may refuse to grant such approval, or, may impose conditions on, or require divestitures or other remedies in connection with, the completion of the Tender Offer. These conditions or changes could have the effect of delaying completion of the Tender Offer, or reducing the anticipated benefits of the Tender Offer or imposing additional costs on us or limiting our revenues following completion of the Tender Offer. Any of these effects might have a material adverse effect on the business, results of operations, financial condition or prospects of the Combined Entity.

Potential liabilities may result in write-downs of assets or charges or other expenses that are higher than expected.

Due to the nature of the acquisition of Eurobank through the Tender Offer, we were not able to conduct due diligence prior to the completion of the Tender Offer. There may be problem areas of which we are unaware that may cause Eurobank to experience significant future losses or expose Eurobank and us to future write-downs or other charges.

Our assessment of the risks presented by the acquisition of Eurobank may not be accurate. Should circumstances arise that we did not identify, anticipate or correctly evaluate any necessary provisions, write-downs, charges or other expenses could be significant, and could lead to significant losses, which could have a significant adverse effect on the business, results of operations and financial condition of the Combined Entity.

We have not verified the reliability of the Eurobank information included in, or incorporated by reference into, this document and, as a result, our estimates of the impact of the Tender Offer on the pro-forma consolidated financial information in this document may not be accurate.

The information about Eurobank presented in, or incorporated by reference into, this document, including all Eurobank financial information, is derived from publicly available information, including periodic and other reports Eurobank has published. Although we have no knowledge that would indicate that any statements contained in this document based upon information contained in such reports are inaccurate, incomplete, untrue or misleading, we have not participated in the preparation of such reports and, therefore, cannot verify the accuracy, completeness or truth of the information obtained from such reports or any failure by Eurobank to disclose events that may have occurred, but that are unknown to us, that may affect the significance or accuracy of the information contained in such reports. In addition, given that we had no access to Eurobank’s accounting records, we did not have the information necessary to independently verify certain adjustments and assumptions, and therefore did not verify such adjustments and assumptions, with respect to Eurobank’s financial information in preparing the pro-forma consolidated financial information presented in this document. Any financial information regarding Eurobank that may be detrimental to NBG and that has not been publicly disclosed by Eurobank and in the absence of due diligence, may have an adverse effect on the benefits NBG expects to achieve after the completion of the Tender Offer.

The application of IFRS 3 “Business Combinations” and “acquisition accounting” may have an adverse impact on the capital needs of the Combined Entity.

We have prepared pro-forma consolidated financial information for the year ended December 31, 2011 and the nine months period ended September 30, 2012, included in this Offering Circular, in accordance with IFRS 3 “Business Combinations” and applying the “acquisition accounting” (see “Pro-forma Consolidated Financial Information”). In accordance with IFRS 3, the acquirer is required, at the date of acquisition, to determine the consideration and to fair value all the identifiable assets and liabilities of the acquiree. Furthermore, the acquirer assesses whether any recognizable intangible assets result from the acquisition that the acquiree could not recognize for accounting purposes, such as brand names, customer relationships, core deposits and market shares, but which are recognized at fair value due to acquisition, as well as contingent liabilities that are also recognized at fair value. This calculation is particularly complicated, requires the use of special advisors and considerable time. In particular, IFRS 3 provides that this calculation may be completed within a period of up to one year from the acquisition date. In addition, this calculation has to be audited by our statutory auditors.

The above exercise may result in negative adjustments on, among other, (i) loans and receivables in Greece due to the increase of our customers’ credit risk, (ii) bonds issued by the Hellenic Republic and other issuers due to the increase of their credit risk and (iii) interest rate swaps and foreign currency swaps due to the change in counterparty credit risk. However, positive adjustments may result on (iv) foreign loans due to the improvement of interest rates and credit spreads and (v) Eurobank Group’s own debt due to the increase in its credit risk.

Therefore, the application of such accounting method on the acquisition date may result in significant increase of the Combined Entity’s capital needs and such increase cannot be determined at the time of this Offering Circular.

U.S. Foreign Account Tax Compliance Withholding may affect payments on the New Shares

Sections 1471 through 1474 of the U.S. Internal Revenue Code (FATCA) impose a new reporting regime and potentially a 30% withholding tax with respect to certain payments to any non-U.S. financial institution (a “foreign financial institution”, or “FFI” (as defined by FATCA)) that (i) does not become a “Participating FFI” by entering into an agreement with the U.S. Internal Revenue Service (IRS) to provide the IRS certain information in respect of its account holders or (ii) is not otherwise exempt from or in deemed-compliance with FATCA. The new withholding regime will be phased in beginning in 2014 for payments received from sources within the United States and will apply to “foreign passthru payments” (a term not yet defined) no earlier than 2017.

The United States and a number of potential partner countries have announced their intention to enter into intergovernmental agreements to facilitate the implementation of FATCA (each, an IGA), and after consultation with these countries, the United States released a model IGA. Pursuant to FATCA and the model IGA, an FFI in an IGA signatory country could also be treated as a “Reporting FI” not subject to FATCA withholding on any payments it receives. Such an FFI would also not be required to withhold under FATCA or an IGA (or any law implementing or complying with, or introduced in order to conform to an IGA) (FATCA Withholding) from payments it makes, but the model IGA leaves open the possibility that such an FFI might in the future be required to withhold on foreign passthru payments that it makes. A Reporting FFI would be required to report certain information in respect of its account holders to its home government.

If the Bank does not become a Participating FFI, Reporting FI, or is not treated as exempt from or in deemed-compliance with FATCA, the Bank may be subject to FATCA Withholding on payments received from U.S. sources, Participating FFIs, and, potentially, Reporting FIs. Any such withholding imposed on the Bank may have a material adverse effect on the group’s business, prospects, results of operations and financial position.

If an amount in respect of FATCA Withholding were to be deducted or withheld on any payments, neither the Bank nor any other person will pay additional amounts as a result of the deduction or withholding of such tax. If any FATCA Withholding is imposed, a beneficial owner of New Shares that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return, which may entail significant administrative burden. A beneficial owner of New Shares that is a foreign financial institution will be able to obtain a refund only to the extent an applicable income tax treaty with the United States entitles it to an exemption from, or reduced rate of, tax on the payment that was subject to FATCA Withholding.

FATCA is particularly complex and its application is uncertain at this time. The above description is based in part on proposed regulations, official guidance and the model IGA, all of which are subject to change or may be implemented in a materially different form. Prospective investors should consult their own tax advisors on how these rules may apply to the Bank and to payments they may receive in connection with the New Shares.

Risks Relating to the subsequent planned Merger

The planned Merger is subject to a number of conditions precedent, which if not fulfilled may prevent its closing; if the Merger is not completed, we may not be able to achieve our stated objectives.

Following the successful completion of the Tender Offer, we plan to proceed to a merger of NBG and Eurobank (through the absorption of the latter) (the “Merger”). The Merger is subject to a number of conditions. These conditions are both substantive and procedural in nature, and include, amongst other things, the approval of the Merger by the general meeting of shareholders of both NBG and Eurobank and the approval, thereafter, of the Merger by the Greek Ministry of Development, Competitiveness, Infrastructure, Transportation and Networks. The higher the percentage acquired in Eurobank’s share capital by NBG pursuant to the completion of the Tender Offer is, the lower the risk of Eurobank’s general meeting of shareholders not approving the Merger would be. Specifically, if NBG acquires 43.6% of Eurobank’s share capital pursuant to the completion of the Tender Offer, we believe that we could be in a position to control the decisions of the general meeting of shareholders of Eurobank, given Eurobank’s quorums in past shareholders’ meetings. While NBG’s management expects all conditions to be fulfilled and the closing of the

Merger to take place within the second half of 2013, there can be no assurance that the transaction will be completed within the predetermined periods or at all.

If the Merger is not completed, we may be unable to achieve our strategic objective of capitalizing on synergies to achieve economies of scale in connection with the Merger, which could have a material adverse effect on the value of our shares.

A failure to integrate Eurobank effectively and in a timely manner could adversely affect our business.

Mergers involve a number of risks inherent in assessing the value, strengths, weaknesses and profitability of merger candidates, including adverse short-term effects of mergers on operating results; diversion of management’s attention; dependence on retaining key personnel; and risks associated with unanticipated problems, including unanticipated expenses.

In addition to the usual risks relating to mergers, the Merger may pose a number of potentially significant risks in integrating Eurobank’s operations with our own, including our ability to manage an integration process of this magnitude. Although we have acquired and successfully integrated banks in the past, we could encounter significant unexpected difficulties or incur material unexpected expenditures in connection with the integration of Eurobank. The failure to integrate Eurobank successfully and on a timely and efficient basis, as well as to capitalize on synergies to achieve economies of scale, could have a significant adverse effect on our business, results of operation and financial condition.

Moreover, NBG estimates that it will realize cost savings from the Merger when fully phased in; however, it is possible that the estimates of the potential cost savings could turn out to be incorrect. For example, the combined deposit base may not be as strong as expected, and therefore the cost savings could be reduced. Those cost saving estimates also depend on our ability to combine the businesses of NBG and Eurobank in a manner that permits those cost savings to be realized. If the estimates turn out to be incorrect or NBG is not able to successfully combine the two financial institutions, the anticipated cost savings may not be fully realized or realized at all, or may take longer to realize than expected.

Aligning Eurobank’s accounting, internal controls and risk management systems, policies and procedures to our standards may pose significant challenges.

Eurobank’s existing risk management systems, policies and procedures may need to be aligned with our standards. The introduction and consistent implementation of our risk management systems across the Eurobank network may pose significant challenges.

Should additional issues arise in connection with Eurobank’s accounting, internal controls and risk management that we did not identify, anticipate or correctly evaluate prior to the Merger, any necessary further adjustments may (either individually or in the aggregate) have a significant adverse effect on the business, results of operation and financial condition of the Combined Entity.

Eurobank will be subject to business uncertainties and contractual restrictions while the Merger is pending.

Markets have been extremely volatile over the past few years. In addition, uncertainty about the effect of the Merger on employees and customers may have an adverse effect on Eurobank and consequently on NBG. These uncertainties may impair Eurobank’s ability to attract, retain and motivate key personnel until the Merger is consummated. Retention of certain employees may be challenging during the pendency of the Merger, as certain employees may experience uncertainty about their future roles with the Combined Entity. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with Eurobank, the business of the Combined Entity following the Merger could be adversely affected.

It is also possible that the integration process could result in the disruption of each company’s ongoing business or the production of inconsistencies in standards, controls, procedures and policies, which could adversely affect our ability to maintain relationships with customers or to achieve the anticipated benefits of the Merger. Moreover, as with any merger of banking institutions, there may be business disruptions that cause both the Bank and Eurobank to lose customers or cause customers to take their deposits out of NBG or the Combined Entity.

The share exchange ratio of 58 NBG newly issued ordinary registered shares for 100 Eurobank ordinary shares is valid only for the Tender Offer

Following the completion of the Tender Offer, we plan to proceed with the Merger of Eurobank and NBG. The Merger is subject to a number of conditions, as mentioned above, which are both substantive and procedural in nature.  While NBG’s management expects all conditions to be fulfilled and the closing of the Merger to take place within the second half of 2013, the financial position of the two banks may change compared to their existing financial position at the date of preparation of this Offering Circular. For this reason, the shareholders that will not accept the Tender Offer may receive, from the share exchange ratio of the Merger, which will be determined in accordance with articles 69 to 75 of the Greek Companies Act, article 16 of Greek Law 2515/1997, as well as the relevant provisions of Greek Law 2166/1993, currently applicable, different (and thus smaller) number of NBG shares than the number of shares offered on the Tender Offer.

PRO-FORMA CONSOLIDATED FINANCIAL INFORMATION

Framework of the pro-forma consolidated financial information

The pro-forma consolidated financial information for the year ended December 31, 2011 and the nine month period ended September 30, 2012 were prepared in accordance with the provisions of Regulation 809/2004 of the European Commission, for inclusion in the Offering Circular pursuant to Art. 4 of Greek Law 3401/2005, in the context of the Tender Offer for the acquisition of the entirety of Eurobank’s common shares by NBG. They include a pro-forma consolidated statement of financial position and pro-forma consolidated income statement (the “pro-forma consolidated financial information”). Deloitte. Hadjipavlou Sofianos & Cambanis S.A., has issued an “Independent Auditor’s Assurance Report on the Pro-Forma Consolidated Financial Information Included in the Offering Circular of Ordinary Shares under Article 4 par. 1(b) and 2(c) of Law 3401/2005”, which is included below.

The pro-forma consolidated financial information has been prepared for indicative purposes only, in order to present the impact on NBG’s consolidated statement of financial position and consolidated income statement assuming that all Eurobank shareholders accept the Tender Offer. Due to its nature, the pro-forma consolidated financial information relates to a hypothetical situation and therefore, does not reflect NBG’s actual consolidated statement of financial position and consolidated income statement for the year ended December 31, 2011 or the nine-month period ended September 30, 2012.

The pro-forma consolidated financial information has been prepared to enable the shareholders to assess the impact of the acquisition of Eurobank on NBG Group’s assets, liabilities, equity and income statement, had the transaction taken place as of the beginning of the period covered by the pro-forma consolidated financial information, that is January 1, 2011 and under the assumption that NBG acquires 100% of the ordinary shares of Eurobank. The pro-forma consolidated financial information is based on historical financial information of NBG and Eurobank and pro-forma adjustments on this information.

Sources for the pro-forma consolidated financial information

The pro-forma consolidated financial information for the year ended December 31, 2011 and the nine month period ended September 30, 2012 have been prepared based on the consolidated financial statements for the respective dates that have been approved by the Board of Directors of each bank, and based on certain assumptions described below. The consolidated financial statements as of December 31, 2011 have been audited by Statutory Auditors.

The preparation of the pro-forma consolidated financial information was based exclusively on publicly available information regarding Eurobank. The Bank is not able to obtain financial information related to Eurobank that is not publicly available, because both banks are required to operate as separate legal and operating entities until the date the competition authorities approve the acquisition.

Furthermore, the elimination of the assets and liabilities between the two groups arising from repos, deposits and derivatives, NBG’s positions in bonds and shares issued by Eurobank, as well as the adjustments of certain amounts that relate to the change of the accounting treatment of certain investments due to the increase of the percentage shareholding, was based on information of NBG that is not publicly available.

The companies included in the consolidation at each date are presented in detail in the notes to the consolidated financial statements that are available in the websites of the two banks (www.nbg.gr and www.eurobank.gr).

The consolidated financial statements that have been used as sources for the historical information in the pro-forma consolidated financial information have been prepared in accordance with IFRS, as endorsed by the European Union, pursuant to Regulation 1606/2002 of the European Parliament and the European Union Council dated July 19, 2002.

Accounting principles for the combination

For the purposes of the pro-forma consolidated financial information this transaction was accounted for by applying the acquisition method, in accordance with IFRS 3 “Business Combinations”.

The pro-forma consolidated financial information for the year ended December 31, 2011 and the nine month period ended September 30, 2012 were prepared under the assumption that NBG acquires 100% of Eurobank’s ordinary shares and as if the transaction had taken place at the beginning of the period covered by the pro-forma consolidated financial information, that is on January 1, 2011, except for the calculation of the goodwill arising from the acquisition, which was based on the carrying values of Eurobank’s assets and liabilities on September 30, 2012 and the closing price of NBG’s share on December 20, 2012.

In applying the acquisition method NBG was determined to be the acquirer and the consideration for this transaction was determined as the fair value of the new NBG shares that will be issued in exchange for the total of Eurobank’s shares. For the purposes of preparing the pro-forma consolidated financial information the fair value of the shares to be issued by NBG was calculated based on the closing price of NBG’s share on the ATHEX on December 20, 2012. This price was used indicatively for the purpose of the pro-forma consolidated financial information and the final price will be the price on the date NBG will acquire control of Eurobank.

Furthermore, for the purpose of preparing the pro-forma consolidated financial information, no adjustments were made to reflect the fair value of Eurobank’s assets acquired and liabilities and contingent liabilities assumed by NBG as provided for by IFRS 3. Therefore, for the purpose of preparing the pro-forma consolidated financial information the values of Eurobank’s assets and liabilities are presented at their carrying value on Eurobank’s financial statements on December 31, 2011 and September 30, 2012, except for Eurobank’s goodwill from previous acquisitions that does not satisfy the definition of an identifiable assets. A comprehensive exercise to recognize and estimate the fair values of the identifiable assets acquired, the liabilities and contingent liabilities assumed will be performed when the transaction is completed, in accordance with IFRS 3, which allows for a period of one year from the date the transaction is completed to finalise this exercise.

For the purposes of the pro-forma consolidated financial information, the goodwill that arises from this transaction was calculated as the excess of (a) the sum of the consideration transferred, that is the fair value of the NBG shares to be issued estimated as described above and the fair value of NBG’s previously held equity interest in Eurobank, over (b) the net carrying value at September 30, 2012 of Eurobank’s assets acquired and liabities assumed.

The calculation of goodwill is presented below:

Amounts in € million *
	Number of new NBG ordinary shares	320,710,088
	Closing price of NBG share in ATHEX on 20.12.2012 (1)	1.32
a.	Fair value of new NBG shares	423
	Number of Eurobank shares held by the Eurobank Group on 30.09.2012	758,900
	Share exchange ratio	0.58
	Number of resulting NBG ordinary shares	440,162
	Closing price of NBG’s share in ATHEX on 20.12.2012 (1)	1.32
b.	Fair value of Eurobank treasury shares	1

c.	Consideration: a - b	423
	Number of Eurobank shares held by NBG Group on 30.09.2012	1,737,653
	Closing price of Eurobank share in ATHEX on 20.12.2012 (1)	0.601
d.	Fair value of previously held equity interest in Eurobank	1
	Eurobank’s consolidated total equity on 30.09.2012	(404)
	Less: Value of Eurobank’s preference shares under Greek Law 3723/2008	(950)
	Less: Eurobank’s preferred securities on 30.09.2012	(368)
	Less: Eurobank’s non-controlling interest on 30.09.2012	(276)
	Less: Goodwill on Eurobank’s consolidated statement of financial position on 31.12.2011(2)	(299)
e.	Identifiable assets acquired and liabilities assumed on 30.09.2012	(2,297)

	Goodwill arising from the transaction (c + d- e)	2,721

*            Any differences in totals are due to roundings.

(1)    This price was used for indicatively for the purpose of the pro-forma consolidated financial information and the final price will be the price on the date NBG will acquire control of Eurobank.

(2)    The amount of goodwill as of December 31, 2011 was used because the respective amount as of September 30, 2012 was not publicly available. However, it is estimated that the balance of goodwill has not significantly changed between the two dates.

(3)    Adjustments required by IFRS 3 to reflect the fair values of Eurobank’s identifiable assets acquired and liabilities assumed, have not been made.

Finally, since the preparation of the pro-forma consolidated financial information is based on the assumption that NBG will acquire all of Eurobank’s ordinary shares, interests held by third parties have been affected only by Eurobank’s preference shares under Greek Law 3723/2008, non-controlling interest and preferred securities.

Other accounting policies for the preparation of pro-forma consolidated financial information

The pro-forma consolidated financial information has been prepared based on the same accounting policies followed for the preparation of the consolidated financial statements of NBG, which are described in detail in the notes to the consolidated financial statements of NBG for the year ended December 31, 2011.

An exception from the accounting policies is the recognition of the liability for retirement indemnities, for which Eurobank has elected to recognize the total actuarial gains and losses immediately in the income statement, while NBG follows the corridor approach of IAS 19 “Employee Benefits”, according to which part of the actuarial gains and losses remains unrecognized and is amortized over the average remaining service lives of the employees. It is not feasible to adjust Eurobank’s related balances so as to conform to the accounting policy of NBG, because it is impracticable to reliably calculate the related amounts of Eurobank using retrospectively the corridor approach. However, we consider that any adjustment of NBG data regarding the respective accounting principle would not have material impact in the pro-forma consolidated financial information due to the fact that the total provision for retirement indemnities of Eurobank on December 31, 2011 amounted to €56 million.

Regarding the other accounting policies and their application, differences may exist but the relevant information with respect to Eurobank that we needed to identify and calculate the possible adjustments, is not publically available.

Amounts relating to bonds issued by NBG or shares of NBG that may be held by Eurobank and any possible adjustment by Eurobank on the value of the derivatives between the two banks for credit risk have not been eliminated as the relevant information is not publicly available.

Certain items are presented in a condensed form in the pro-forma consolidated statements of financial position as of September 30, 2012 and December 31, 2011 and in the pro-forma consolidated income statements for the nine-month period ended September 30, 2012 and for the year ended December 31, 2011 compared to the presentation in the Bank’s financial statements as there were no publicly available information regarding Eurobank’s financial statements as of September 30, 2012.

Pro-forma consolidated financial information

Pro-forma consolidated statement of financial position September 30, 2012*

€ million (14)	NBG	Eurobank	Total	Elimination of Eurobank’s net assets and goodwill (1)	Increase of NBG’s share capital (2)	Elimination of inter- company balances		Change in accounting treatment of investments (12)	Reclassifications (13)	Pro- forma
ASSETS
Cash and balances with central banks	4,646	1,865	6,511	—	—	—		—	—	6,511
Due from banks	3,744	5,187	8,931	—	—	(18	)(3)	—	—	8,913
Financial assets at fair value through profit or loss	3,762	483	4,245	—	—	—		—	—	4,245
Derivative financial instruments	3,635	1,853	5,488	—	—	(2	)(4)	—	—	5,486
Loans and advances to customers	69,143	43,827	112,970	—	—	—		—	—	112,970
Investment securities	8,908	10,607	19,515	—	—	(198	)(5)	(4)	—	19,313
Investment property	301	—	301	—	—	—		—	—	301
Goodwill, software and other intangible assets	2,190	446	2,636	2,422	—	—		—	—	5,058
Property and equipment	2,005	1,312	3,317	—	—	—		—	—	3,317
Deferred tax assets	1,396	2,050	3,446	—	—	(8	)(6)	—	—	3,438
Other assets	3,274	1,687	4,961	—	—	—		7	—	4,968
Non-current assets held for sale	98	2,021	2,119	—	—	—		—	—	2,119
Total assets	103,101	71,338	174,439	2,422	—	(225)		3	—	176,639

LIABILITIES
Due to banks	36,247	35,158	71,405	—	—	(18	)(3)	—	—	71,387
Derivative financial instruments	5,150	2,929	8,079	—	—	(2	)(4)	—	—	8,077
Due to customers	55,709	28,927	84,636	—	—	—		—	—	84,636
Debt securities in issue and Other borrowed funds	3,375	1,383	4,758	—	—	(210	)(5)	—	—	4,548
Deferred tax liabilities	66	—	66	—	—	—		—	—	66
Retirement benefit obligations	249	—	249	—	—	—		—	—	249
Other liabilities	4,884	1,813	6,697	—	—	—		—	—	6,697
Liabilities associated with non-current assets held for sale	51	1,532	1,583	—	—	—		—	—	1,583
Total liabilities	105,731	71,742	177,473	—	—	(230)		—	—	177,243

SHAREHOLDERS’ EQUITY
Share capital	6,138	1,226	7,364	(1,226)	320	—		—	950	7,408
Share premium account	3,326	1,438	4,764	(1,438)	103	—		—	—	3,429
Preference shares	—	950	950	—	—	—		—	(950)	—
Less: Treasury shares	—	—	—	—	—	(1	)(5)	—	—	(1)
Reserves and retained earnings	(12,335)	(4,662)	(16,997)	5,086	(423)	29	(11)	3	—	(12,302)

Equity attributable to shareholders	(2,871)	(1,048)	(3,919)	2,422	—	28		3	—	(1,466)

Non-controlling interests	68	276	344	—	—	—		—	—	344
Preferred securities	173	368	541	—	—	(23	)(5)	—	—	518
Total equity	(2,630)	(404)	(3,034)	2,422	—	5		3	—	(604)

Total equity and liabilities	103,101	71,338	174,439	2,422	—	(225)		3	—	176,639

*Certain items are presented in a condensed form in the pro-forma consolidated statement of financial position as of September 30, 2012 compared to the presentation in the Bank’s financial statements. In particular:

(i)          “Investments in associates”, “Insurance related assets and receivables” and “Current income tax advance” are reported in “Other assets”;

(ii)       “Debt securities in issue” and “Other borrowed funds” are jointly presented in “Debt securities in issue and Other borrowed funds”;

(iii)    “Insurance related reserves and liabilities” and “Current income tax liabilities” are reported in “Other liabilities”.

Pro-forma consolidated income statement for the nine-month period ended September 30, 2012*

€ million (14)	NBG	Eurobank	Total	Elimination of Intercompany Transactions		Reclassifications (13)	Pro-forma
Net interest income	2,565	1,158	3,723	(4	)(7)	—	3,719
Net fee and commission income	369	152	521	—		—	521
Earned premia net of claims and commissions	99	16	115	—		—	115
Net trading income / (loss) and results from investment securities	(621)	62	(559)	(1	)(8)	—	(560)
Net other income /(expense)	(38)	29	(9)	—		—	(9)
Total income	2,374	1,417	3,791	(5)		—	3,786

Operating expenses	—	(799)	(799)	—		799	—
Personnel expenses	(1,030)	—	(1,030)	—		(451)	(1,481)
General, administrative and other operating expenses	(521)	—	(521)	—		(265)	(786)
Depreciation and amortization on investment property, property & equipment and software & other intangible assets and Amortization and write-offs of intangible assets recognized on business combinations	(163)	—	(163)	—		(83)	(246)
Finance charge on put options of non-controlling interests	(5)	—	(5)	—		—	(5)
Credit provisions and other impairment charges	(2,633)	—	(2,633)	—		(1,213)	(3,846)
Impairment of Greek government bonds	(466)	—	(466)	—		(554)	(1,020)
Impairment losses on loans and advances	—	(1,213)	(1,213)	—		1,213	—
Impairment and other losses on Greek sovereign exposure	—	(554)	(554)	—		554	—
Other non recurring valuation losses	—	(160)	(160)	—		—	(160)
Share of profit of associates	1	—	1	—		—	1
Profit / (loss) before tax	(2,444)	(1,309)	(3,752)	(5)		—	(3,757)

Tax benefit / (expense)	(14)	275	261	1		—	262
Net profit / (loss) for the period from continuing operations	(2,458)	(1,034)	(3,491)	(4)		—	(3,495)

Net profit / (loss) for the period from discontinued operations	—	(51)	(51)	—		—	(51)
Net Profit / (loss) for the period	(2,458)	(1,085)	(3,542)	(4)		—	(3,546)

Attributable to:
Non-controlling interests	(4)	10	6	—		—	6
NBG equity shareholders	(2,454)	(1,095)	(3,548)	(4)		—	(3,552)

*Certain items are presented in a condensed form in the pro-forma consolidated income statement for the nine-month period ended September 30, 2012 compared to the presentation in the Bank’s financial statements. In particular:

(i)             “Interest and similar income” and “Interest expense and similar charges” are jointly presented in “Net interest income”;

(ii)          “Fee and commission income” and “Fee and commission expense” are jointly presented in “Net fee and commission income / (expense)”; and

(iii)       “Earned premia net of reinsurance” and “Net claims incurred” are jointly presented in “Earned premia net of claims and commissions”.

(iv)      “Depreciation and amortization on investment property, property and equipment and software and other intangibles” and “ Amortization and write-offs of intangible assets recognized on business combinations” are jointly presented “Depreciation and amortization on investment property, property & equipment and software & other intangible assets and Amortization and write-offs of intangible assets recognized on business combinations”

Pro-forma consolidated statement of financial position December 31, 2011*

€ million (14)	NBG	Eurobank	Total	Elimination of Eurobank’s net assets and goodwill (1)	Increase of NBG’s Share Capital (2)	Elimination of inter- company balances		Change in accounting treatment of investments (12)	Reclassifications (13)	Pro- forma
ASSETS
Cash and balances with central banks	4,082	3,286	7,368	—	—	—		—	—	7,368
Due from banks	4,636	6,988	11,624	—	—	(7	)(3)	—	—	11,617
Financial assets at fair value through profit or loss	2,683	503	3,186	—	—	—		—	—	3,186
Derivative financial instruments	3,749	1,818	5,567	—	—	(2	)(4)	—	—	5,565
Loans and advances to customers	71,496	48,094	119,590	—	—	—		—	—	119,590
Investment securities	10,688	11,383	22,071	—	—	(178	)(5)	(5)	—	21,888
Investment property	274	—	274	—	—	—		—	568	842
Goodwill, software and other intangible assets	2,137	465	2,602	2,422	—	—		—	—	5,024
Property and equipment	2,023	1,304	3,327	—	—	—		—	(568)	2,759
Deferred tax assets	1,310	—	1,310	—	—	(13	)(6)	—	1,726	3,023
Other assets	3,772	2,981	6,753	—	—	—		7	(1,726)	5,034
Non-current assets held for sale	21	—	21	—	—	—		—	—	21
Total assets	106,870	76,822	183,692	2,422	—	(200)		2	—	185,917

LIABILITIES
Due to banks	34,108	35,931	70,039	—	—	(7	)(3)	—	—	70,032
Derivative financial instruments	4,469	3,013	7,482	—	—	(3	)(4)	—	—	7,479
Due to customers	59,544	32,459	92,003	—	—	—		—	—	92,003
Debt securities in issue and Other borrowed funds	3,440	2,671	6,111	—	—	(222	)(5)	—	—	5,889
Deferred tax liabilities	63	—	63	—	—	—		—	18	81
Retirement benefit obligations	276	—	276	—	—	—		—	56	332
Other liabilities	5,223	1,873	7,096	—	—	—		—	(74)	7,022
Total liabilities	107,123	75,947	183,070	—	—	(232)		—	—	182,839

SHAREHOLDERS’ EQUITY
Share capital	6,138	1,226	7,364	(1,226)	320	—		—	950	7,408
Share premium account	3,326	1,439	4,765	(1,439)	103	—		—	—	3,429
Preference shares	—	950	950	—	—	—		—	(950)	—
Less: Treasury shares	—	—	—	—	—	(1	)(5)	—	—	(1)
Reserves and retained earnings	(10,187)	(3,763)	(13,950)	5,087	(423)	63	(11)	2	—	(9,221)

Equity attributable to shareholders	(723)	(148)	(871)	2,422	—	62		2	—	1,615

Non-controlling interests	84	278	362	—	—	—		—	—	362
Preferred securities	386	745	1,131	—	—	(30	)(5)	—	—	1,101
Total equity	(253)	875	622	2,422	—	32		2	—	3,078

Total equity and liabilities	106,870	76,822	183,692	2,422	—	(200)		2	—	185,917

*Certain items are presented in a condensed form in the pro-forma consolidated statement of financial position as of December 31, 2011 compared to the presentation in the Bank’s financial statements. In particular:

(i)          “Investments in associates”, “Insurance related assets and receivables” and “Current income tax advance” are reported in “Other assets”;

(ii)       “Debt securities in issue” and “Other borrowed funds” are jointly presented in “Debt securities in issue and Other borrowed funds”;

(iii)    “Insurance related reserves and liabilities” and “Current income tax liabilities” are reported in “Other liabilities”.

Pro-forma consolidated income statement for the year ended December 31, 2011*

€ million (14)	NBG	Eurobank	Total	Elimination of Intercompany Transactions		Reclassifications (13)	Pro- forma
Net interest income	3,843	2,039	5,882	(5	)(7)	—	5,877
Net fee and commission income	494	292	786	—		—	786
Earned premia net of claims and commissions	147	30	177	—		—	177
Net trading income / (loss) and results from investment securities	(28)	(70)	(98)	(1	)(8)	(78)	(177)
Net other income /(expense)	(84)	35	(49)	—		—	(49)
Total income	4,372	2,326	6,698	(6)		(78)	6,614

Operating expenses	—	(1,198)	(1,198)	—		1,198	—
Personnel expenses	(1,616)	—	(1,616)	—		(674)	(2,290)
General, administrative and other operating expenses	(721)	—	(721)	—		(411)	(1,132)
Depreciation and amortization on investment property, property & equipment and software & other intangible assets and Amortization and write-offs of intangible assets recognized on business combinations	(226)	—	(226)	—		(113)	(339)
Finance charge on put options of non-controlling interests	(7)	—	(7)	—		—	(7)
Credit provisions and other impairment charges	(3,439)	—	(3,439)	25	(9)	(1,989)	(5,403)
Impairment of Greek government bonds	(11,783)	—	(11,783)	—		(5,779)	(17,562)
Impairment losses on loans and advances	—	(1,333)	(1,333)	—		1,333	—
Impairment and other losses on Greek sovereign exposure	—	(6,012)	(6,012)	—		6,012	—
Impairment losses on goodwill asset	—	(236)	(236)	236	(1)	—	—
Other non recurring valuation losses	—	(501)	(501)	—		501	—
Share of profit of associates	1	(1)	—	—		—	—
Profit / (loss) before tax	(13,420)	(6,955)	(20,374)	254		—	(20,119)

Tax benefit / (expense)	1,095	1,316	2,411	(4	)(10)	—	2,407
Net profit / (loss) for the period from continuing operations	(12,325)	(5,639)	(17,963)	250		—	(17,712)

Net profit / (loss) for the period from discontinued operations	—	143	143	—		—	143
Net Profit / (loss) for the period	(12,325)	(5,496)	(17,820)	250		—	(17,569)

Attributable to:
Non-controlling interests	19	12	31	—		—	31
NBG equity shareholders	(12,344)	(5,508)	(17,851)	250		—	(17,600)

*Certain items are presented in a condensed form in the pro-forma consolidated income statement as of December 31, 2011 compared to the presentation in the Bank’s financial statements. In particular:

(i)    “Interest and similar income” and “Interest expense and similar charges” are jointly presented in “Net interest income”;

(ii)   “Fee and commission income” and “Fee and commission expense” are jointly presented in “Net fee and commission income / (expense)”; and

(iii)  “Earned premia net of reinsurance” and “Net claims incurred” are jointly presented in “Earned premia net of claims and commissions”.

(iv)  “Depreciation and amortization on investment property, property and equipment and software and other intangibles” and “ Amortization and write-offs of intangible assets recognized on business combinations” are jointly presented “Depreciation and amortization on investment property, property & equipment and software & other intangible assets and Amortization and write-offs of intangible assets recognized on business combinations”

Notes on the pro-forma adjustments

1.              Elimination of Eurobank’s net assets and goodwill from previous acquisitions of €0.3 billion.

The goodwill of €2.7 billion arising from the transaction (see “Accounting principles for the transaction”) was recorded in “Goodwill, software and other intangible assets” on January 1, 2011. As a result the net impact on this line item was €2.4 billion, which consists of an increase of €2.7 billion relating to goodwill arising from the transaction and a decrease of €0.3 billion relating to the elimination of Eurobank’s goodwill from previous acquisitions.

The difference between the carrying amounts of Eurobank’s assets and liabilities on September 30, 2012 that were used to determine the goodwill, and the corresponding carrying amounts on January 1, 2011 that was deemed to be the date the transaction took place for the purposes of the pro-forma consolidated financial information, of €5.8 billion is presented as an adjustment in “Reserves and retained earnings” on January 1, 2011.

The difference of €1 million in the adjustment in “Reserves and retained earnings” between December 31, 2011 and September 30, 2012 is due to an equal change in the Eurobank’s balance of treasury shares.

It is assumed that NBG acquires 100% of the ordinary shares of Eurobank. Consequently, the rights of the non-controlling interests are increased by the carrying amount of the non-controlling interests of Eurobank.

2.              Recognition of NBG capital increase at fair value of the shares to be issued. The fair value was determined as the product of the number of ordinary shares to be issued pursuant to the Tender Offer times the closing price in the ATHEX for NBG’s ordinary shares on December 20, 2012 (this price has been used as indicative for the purposes of the pro-forma consolidated financial information; the final price will be the closing price at the date the transaction is completed), that is, 320.7 million new NBG Shares times €1.32 per share or €423.3 million total value of the new NBG shares to be issued.

The value of new ordinary shares to be issued is recorded as share capital, based on the nominal value of €1, and the difference between the fair value of the new NBG shares to be issued, based on the closing price in the ATHEX on December 20, 2012, and the nominal value recorded in share capital, is recorded in share premium.

3.              Elimination of repos, reverse repos and deposits between the two groups.

4.              Elimination of derivative assets and liabilities between the two groups.

5.              Elimination of the carrying amount of shares and bonds issued by Eurobank and held by NBG.

6.              The impact of the above items 4 and 5 on “Deferred tax Assets”.

7.              Elimination of interest income related to the amortization of the discount on purchase by NBG of bonds issued by Eurobank (see 5 above).

8.              Elimination of the impact related to the change in value of derivatives between the two Groups regarding credit risk recognized by NBG (see 4 above).

9.              Elimination of the impairment loss recognized in the income statement relating to shares and bonds issued by Eurobank and held by NBG (see 5 above).

10.       The impact of the above items 7, 8 and 9 on deferred tax in the income statement.

11.       The impact of the above items 4 — 10 on “Reserves and retained earnings”.

12.       Change of accounting of certain investments due to the increase of the percentage shareholding. Specifically,

•                  The participation of Eurobank in Pyrrichos S.A.,  was reclassified from “Investment securities” to “Other assets”, since Eurobank’s  participation is lower than 20% and it is classified as “Investment securities”, while NBG’s participation is over 20% and it is classified as “Investments in Associates”. The estimation of the amount that has been reclassified was made according to the cost of participation of NBG and the equity of the company, adjusted to the percentage shareholding of Eurobank.

•                  The participation of NBG and Eurobank in ALTEC S.A. DIAS S.A. and Propindex S.A. have been reclassified from “Investment securities” to “Other assets” since NBG’s and Eurobank’s participations were lower than 20% and both had  classified them as “Investment securities”, while aggregate participation of both banks is over 20%. The estimation of the amount of Eurobank that has been reclassified was made according to the cost of participation of NBG and the equity of the companies adjusted according to the participation of Eurobank.

From the publically available information of Eurobank and the information available to NBG, there are no other participations of both banks in other companies, for which might need any change of accounting treatment.

13.       Reclassifications of amounts on Eurobank’s statement of financial position and income statement, so that their presentation conforms to the presentation of the respective amounts in the financial statements of NBG.

14.       Any differences in totals are due to roundings.

Report on the preparation of the Pro-forma Financial Information included in the Offering Circular pursuant to Art. 4 par. 1(b) and 2(c) of Greek Law 3401/2005

TRANSLATION

Independent Auditor’s Report

To the Board of Directors of NATIONAL BANK OF GREECE S.A.

Independent Auditor’s Assurance Report on the Pro-Forma Consolidated Financial Information Included in the Offering Circular of Ordinary Shares under Article 4 par. 1(b) and 2(c) of Law 3401/2005

We have completed our assurance engagement to report on the compilation of pro-forma consolidated financial information of National Bank of Greece S.A., “NBG”. The pro-forma consolidated financial information consists of the pro-forma consolidated statement of financial position as at December 31, 2011 and September 30, 2012, the pro-forma consolidated income statement for the year ended December 31, 2011 and for the nine months period ended September 30, 2012 and the related disclosures as set out in Section “Pro-Forma Consolidated Financial  Information” of the Offering Circular of ordinary shares under Article 4 par. 1(b) and 2(c) of Law 3401/2005 (“Offering Circular”) issued by NBG. The applicable criteria on the basis of which NBG has compiled the pro-forma consolidated financial information are specified in Commission Regulation (EC) No 809/2004 Appendix II as in force and described in Section “Pro-Forma Consolidated Financial Information” of the Offering Circular.

The pro-forma consolidated financial information included in Section “Pro-Forma Consolidated Financial  Information” of the Offering Circular, has been compiled by the Management of NBG to illustrate the impact of the share exchange of all the shares of EFG Eurobank Ergasias S.A. (“Eurobank”) with shares of NBG (“the Transaction”),  following the Tender Offer launched by the latter (as defined in the Offering Circular) to acquire all the outstanding ordinary shares of Eurobank, on NBG’s consolidated statement of financial position as at December 31, 2011 and September 30, 2012 and NBG’s consolidated income statement for the year ended December 31, 2011 and for the nine-month period ended September 30, 2012. The pro-forma consolidated financial information has been prepared, under the assumptions that the Transaction had taken place on January 1, 2011, except for the goodwill calculation arising from the acquisition which was based on the carrying values of Eurobank’s assets and liabilities as at September 30, 2012, NBG’s share price is €1.32 (based on the share’s price as of December 20, 2012) and 100% Eurobank’s shareholders accept the Tender Offer.

The basis for the compilation of the pro-forma consolidated financial information is described in the related to the pro-forma consolidated financial information disclosures as set out in Section “Pro-Forma Consolidated Financial Information” of the Offering Circular. The pro-forma consolidated financial information address a hypothetical situation and, therefore, does not necessarily illustrate the impact on NBG’s consolidated statement of financial position or consolidated income statement, had the Transaction taken place on January 1, 2011.

In addition, the pro-forma consolidated financial information is not intended to provide and do not provide the information and disclosures required so as to present the consolidated statement of financial position and the consolidated income statement of the Bank fairly, in all material respects, in accordance with International Financial Reporting Standards as adopted by the European Union.

The aforementioned information about NBG’s and Eurobank’s financial position and financial performance derive from NBG’s and Eurobank’s audited by independent auditors financial statements for the year ended December 31, 2011, and the interim financial report for the nine months period ended September 30, 2012, on which no audit or review report by independent auditors has been issued.

Management’s Responsibility for the Pro-Forma Consolidated Financial Information

Management of NBG is responsible for compiling the pro-forma consolidated financial information on the basis of the Commission Regulation (EC) No 809/2004 Appendix II as in force.

Auditor’s Responsibility

Our responsibility is to express an opinion, as required by Commission Regulation (EC) No 809/2004 Appendix II paragraph 7 as in force about whether the pro-forma consolidated financial information has been compiled, in all material respects, by the Management of NBG on the basis set out to in Section “Pro-Forma Consolidated Financial  Information”  of the Offering Circular and that the accounting policies used in the compilation are, in all material respects, consistent with those used by NBG as at December 31, 2011.

We conducted our engagement in accordance with International Standard on Assurance Engagements (ISAE) 3000, Assurance Engagements Other Than Audits or Reviews of Historical Information, issued by the International Auditing and Assurance Standards Board. This standard requires that the auditor complies with ethical requirements and plan and perform procedures to obtain reasonable assurance about whether NBG has compiled, in all material respects, the pro-forma consolidated financial information on the basis referred to in Section “Pro-Forma Consolidated Financial  Information” of the Offering Circular and that the accounting policies used in the compilation are, in all material respects, consistent with those used by NBG as at December 31, 2011.

For purposes of this engagement, we are not responsible for updating or reissuing any reports or opinions on any historical financial information used in compiling the pro-forma consolidated financial information, nor have we, in the course of this engagement, performed an audit or review of the financial information used in compiling the pro-forma consolidated financial information.

The purpose of the pro-forma consolidated financial information included in the Offering Circular is solely to illustrate the impact of the Transaction on unadjusted financial information of NBG Group, as if the Transaction had taken place on January 1, 2011 except for the goodwill calculation resulting from the acquisition, which was based on the carrying values of Eurobank’s assets and liabilities as at September 30, 2012 and the NBG’s share price which amounts to €1.32 (price as at December 20, 2012). Accordingly, we do not provide any assurance that the actual outcome of the share exchange offer at September 30, 2012 will be as presented in the pro-forma consolidated financial information.

A reasonable assurance engagement to report on whether the pro-forma consolidated financial information has been compiled, in all material respects, on the basis of the applicable criteria involves performing procedures to assess whether the applicable criteria used by NBG in the compilation of the pro-forma consolidated financial information provide a reasonable basis for presenting the significant effects directly attributable to the Transaction and to obtain sufficient appropriate evidence about whether the related pro-forma adjustments give appropriate effect to those criteria and whether the pro-forma consolidated financial information reflects the proper application of those adjustments to the unadjusted financial information of NBG Group.

We have planned and performed our engagement so as to gather the data and clarifications needed which we have considered necessary in order to obtain reasonable assurance that the pro-forma consolidated financial information has been compiled in accordance with the basis set out in Section “Pro-Forma Consolidated Financial Information” of the Offering Circular.

The procedures selected depend on the auditor’s judgment, having regard to the auditor’s understanding of the nature of the NBG, the Transaction in respect of which the pro-forma consolidated financial information has been compiled, and other relevant engagement circumstances. The engagement also involves evaluating the overall presentation of the pro-forma consolidated financial information.

Opinion

In our opinion, the pro-forma consolidated financial information has been properly compiled, in all material respects, on the basis stated in Section “Pro-Forma Consolidated Financial Information” of the Offering Circular and the accounting policies followed are, in all material respects, consistent with those applied by NBG as at December 31, 2011, except for what is described in subsection “Other accounting policies for the preparation of pro-forma consolidated financial information” of the Offering Circular.

Limitations in the Use of this Report

This report is solely for the purposes of complying with the Commission Regulation (EC) No 809/2004 and the provisions of this Regulation in relation to the pro-forma consolidated financial information included in the Offering Circular of NBG dated January 10, 2013 and for no other purpose.

Athens, 10 January 2013

The Certified Public Accountant

Emmanuel A. Pelidis

Reg.No. SOEL: 12021

Deloitte.

Hadjipavlou Sofianos & Cambanis S.A.

Assurance & Advisory Services

3a Fragoklissias & Granikou Str.

151 25 Maroussi

Reg. No. SOEL: E 120

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Alexandros Tourkolias

(Registrant)

Date: January 22nd, 2013
Chief Executive Officer